November 2014 Pricing Sheet dated November 14, 2014 relating to Preliminary Terms No. 1,708 dated November 4, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Income Auto-Callable Securities due November 19, 2019, With 1-year Initial Non-Call Period
All Payments on the Securities Based on the Worst Performing of the Energy Select Sector SPDR® Fund and the SPDR® S&P 500® ETF Trust
Principal at Risk Securities
PRICING TERMS – NOVEMBER 14, 2014
Issuer:	Morgan Stanley
Underlying shares:	The Energy Select Sector SPDR® Fund (the “XLE Shares”) and the SPDR® S&P 500® ETF Trust (the “SPY Shares”)
Aggregate principal amount:	$3,847,500
Stated principal amount:	$10 per security
Issue price:	$10 per security
Pricing date:	November 14, 2014
Original issue date:	November 19, 2014 (3 business days after the pricing date)
Maturity date:	November 19, 2019
Early redemption:
The securities are not subject to automatic early redemption until one year after the original issue date.  Following the initial 1-year non-call period, if, on any redemption determination date, beginning on the third scheduled business day preceding November 19, 2015, the determination closing price of each of the underlying shares is greater than or equal to its respective initial share price, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.  No further payments will be made on the securities once they have been redeemed.
The securities will not be redeemed early on any early redemption date if the determination closing price of either of the underlying shares is below its respective initial share price on the related redemption determination date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Determination closing price:
With respect to each of the underlying shares, the closing price of such underlying shares on any redemption determination date or observation date (other than the final observation date), times the adjustment factor on such redemption determination date or observation date, as applicable

Redemption determination dates:	Quarterly, on the third scheduled business day preceding each scheduled early redemption date, subject to postponement for non-trading days and certain market disruption events
Early redemption dates:
Starting on November 19, 2015, quarterly, on the 19th day of each February, May, August and November; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Contingent quarterly coupon:
A contingent quarterly coupon at an annual rate of 7.00% (corresponding to approximately $0.175 per quarter per security) will be paid on the securities on each coupon payment date but only if the determination closing price of each of the underlying shares is at or above its respective downside threshold level on the related observation date.
If, on any observation date, the determination closing price of either of the underlying shares is less than its respective downside threshold level, no contingent quarterly coupon will be paid with respect to that observation date.   It is possible that one or both of the underlying shares will remain below their respective downside threshold levels for extended periods of time or even throughout the entire 5-year term of the securities so that you will receive few or no contingent quarterly coupons.

Downside threshold levels:	With respect to the XLE Shares, $64.658, which is equal to approximately 75% of its initial share price With respect to the SPY Shares, $153.180, which is equal to 75% of its initial share price
Payment at maturity:
•  If the final share price of each of the underlying shares is greater than or equal to its respective downside threshold level: (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the final observation date
•  If the final share price of either of the underlying shares is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying shares
Under these circumstances, the payment at maturity will be less than 75% of the stated principal amount and could be zero.

Terms continued on the following page
Agent:	Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.
Estimated value on the pricing date:	$9.403 per security. See “Investment Summary” in the accompanying preliminary terms.
Commissions and issue price:	Price to public	Agent’s commissions and fees	Proceeds to issuer(2)
Per security	$10	$0.25(1)
		$0.05(2)	$9.70
Total	$3,847,500	$115,425	$3,732,075
(1)
Selected dealers, including Morgan Stanley Wealth Management (an affiliate of the agent), and their financial advisors will collectively receive from the agent, MS & Co., a fixed sales commission of $0.25 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

(2)	Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each security.
(3)	See “Use of proceeds and hedging” in the accompanying preliminary terms.
The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 1,708 dated November 4, 2014
Product Supplement for Auto-Callable Securities dated October 19, 2012
Index Supplement dated November 21, 2011      Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

November 2014 Pricing Sheet dated November 14, 2014 relating to Preliminary Terms No. 1,708 dated November 4, 2014 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities

Terms continued from previous page:
Initial share price:	With respect to the XLE Shares, $86.21, which is its closing price on the pricing date With respect to the SPY Shares, $204.24, which is its closing price on the pricing date
Coupon payment dates:
Quarterly, on the 19th day of each February, May, August and November, beginning February 19, 2015; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date.

Observation dates:
The third scheduled business day preceding each scheduled coupon payment date, beginning with the February 19, 2015 coupon payment date, subject, independently in the case of each of the underlying shares, to postponement for non-trading days and certain market disruption events.  We also refer to November 14, 2019, which is the third scheduled business day preceding the scheduled maturity date, as the final observation date.

Final share price:	With respect to each of the underlying shares, the closing price of such underlying shares on the final observation date times the adjustment factor on such date
Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment in the event of certain events affecting such underlying shares
Worst performing underlying shares:	The underlying shares with the larger percentage decrease from the respective initial share price to the respective final share price
Share performance factor:	Final share price divided by the initial share price
CUSIP / ISIN:	61764C671 / US61764C6710
Listing:	The securities will not be listed on any securities exchange.